SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 22)

EMMIS COMMUNICATIONS CORPORATION

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

291525400

(CUSIP Number)

Jeffrey H. Smulyan c/o Emmis Communications Corporation One Emmis Plaza 40 Monument Circle, Suite 700 Indianapolis, Indiana 46204 (317) 266-0100	Bridget C. Hoffman, Esq. Taft Stettinius & Hollister LLP One Indiana Square Suite 3500 Indianapolis, IN 46204 (317) 713-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e) 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liability of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 pages)

CUSIP No.: 291525400	13D/A	Page 2 of 8 Pages

(1)	NAME OF REPORTING PERSON: Jeffrey H. Smulyan
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions): OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER: 1,448,770 (1) (3)
	(8)	SHARED VOTING POWER: 11,186 (1) (3)
	(9)	SOLE DISPOSITIVE POWER: 1,448,770 (1) (3)
	(10)	SHARED DISPOSITIVE POWER: 11,186 (1) (3)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,459,956 (3)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 13.2% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of (i) 2,719 shares of Class A Common Stock held in Mr. Smulyan’s 401(k) Plan, (ii) 98,189 shares of Class A Common Stock held by Mr. Smulyan individually, (iii) 1,142,366 shares of Class B Common Stock held by Mr. Smulyan individually, (iv) 2,780 shares of Class A Common Stock held by Mr. Smulyan as trustee for his children, (v) 750 shares of Class A Common Stock held by Mr. Smulyan as trustee for his niece, (vi) 7,656 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which Mr. Smulyan shares voting and dispositive control, and (vii) options to purchase 205,495 shares of Class A Common Stock that are exercisable currently or within 60 days of August 18, 2016. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
(2)	Based on 11,035,665 shares of Class A Common Stock (as adjusted for a 1 for 4 reverse stock split dated July 8, 2016) outstanding as of July 1, 2016 as disclosed on the Issuer’s latest periodic filing and, in the case of Mr. Smulyan’s aggregate ownership, (i) 1,142,366 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan and (ii) 205,495 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of August 18, 2016. Holders of Class A Common Stock and Class B Common stock vote as a single class in all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except as otherwise provided in the Issuer’s articles of incorporation or as otherwise provided by law. The shares deemed to be beneficially owned in the aggregate by Mr. Smulyan represents approximately 52% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class. See Item 4.
(3)	Class A Common Stock reflects a preliminary impact of a 4 to 1 reverse stock split implemented on July 8, 2016, and are rounded down to the nearest share.

CUSIP No.: 291525400	13D/A	Page 3 of 8 Pages

(1)	NAME OF REPORTING PERSON: E Acquisition Corporation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions): WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER: 0
	(8)	SHARED VOTING POWER: 0
	(9)	SOLE DISPOSITIVE POWER: 0
	(10)	SHARED DISPOSITIVE POWER: 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 0%
(14)	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No.: 291525400	13D/A	Page 4 of 8 Pages

Amendment No. 22 to Schedule 13D

This Amendment No. 22 to Schedule 13D (this “Amendment No. 22”) is being filed by Jeffrey H. Smulyan, an individual, and E Acquisition Corporation (“EAC”), an Indiana corporation that Mr. Smulyan controls, and relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Emmis Communications Corporation, an Indiana corporation (the “Issuer”). The Schedule 13D filed on October 3, 1995 by Mr. Smulyan, as amended and restated by Amendment No. 1 filed by Mr. Smulyan on May 10, 2006, as amended and supplemented by Amendment No. 2 filed by Mr. Smulyan on August 7, 2006, as amended and restated by Amendment No. 3 filed by Mr. Smulyan on September 18, 2006, as amended and supplemented by Amendment No. 4 filed by Mr. Smulyan on January 12, 2010, as amended and supplemented by Amendment No. 5 filed by Mr. Smulyan on April 27, 2010, as amended and supplemented by Amendment No. 6 filed by Mr. Smulyan, JS Acquisition, Inc., an Indiana corporation, and JS Acquisition, LLC, an Indiana limited liability company (collectively, the “2010 Smulyan Entities”) on May 27, 2010, as amended and supplemented by Amendment No. 7 filed by the 2010 Smulyan Entities on June 7, 2010, as amended and supplemented by Amendment No. 8 filed by the 2010 Smulyan Entities on June 24, 2010, as amended and supplemented by Amendment No. 9 filed by the 2010 Smulyan Entities on July 6, 2010, as amended and supplemented by Amendment No. 10 filed by the 2010 Smulyan Entities on August 4, as amended and supplemented by Amendment No. 11 filed by the 2010 Smulyan Entities on August 9, as amended and supplemented by Amendment No. 12 filed by the 2010 Smulyan Entities on August 16, 2010, as amended and supplemented by Amendment No. 13 filed by the 2010 Smulyan Entities on August 23, 2010, as amended and supplemented by Amendment No. 14 filed by the 2010 Smulyan Entities on August 30, 2010, as amended and supplemented by Amendment No. 15 filed by the 2010 Smulyan Entities on September 3, 2010, as amended and supplemented by Amendment No. 16 filed by the 2010 Smulyan Entities on September 9, 2010, as amended and supplemented by Amendment No. 17 filed by the 2010 Smulyan Entities on September 29, 2010, as amended and supplemented by Amendment No. 18 filed by Mr. Smulyan, HSJS, LLC, an Indiana limited liability company and Herbert Simon, an individual (together, the “2012 HSJS Reporting Persons”) on May 18, 2012, and as amended and supplemented by Amendment No. 19 filed by the 2012 HSJS Reporting Persons on May 30, 2012, and as amended and supplemented by Amendment No. 20 filed by the 2012 HSJS Reporting Persons on July 24, 2012, and as amended and supplemented by Amendment No. 21 filed February 11, 2015 and is hereby amended and supplemented by Mr. Smulyan and E Acquisition Corporation (“EAC” and, together with Mr. Smulyan, the “2016 Reporting Persons”) as set forth below in this Amendment No. 22. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the prior Reports on Schedule 13D referred to in this paragraph.

As described more fully in Item 4, below, on August 18, 2016, Mr. Smulyan delivered a letter to the board of directors of the Issuer, setting forth a non-binding proposal by which EAC would acquire all the outstanding shares of the Class A Common Stock of the Issuer that are not owned by a 2016 Reporting Person at a cash purchase price of $4.10 per share.

As a result of this proposal, the 2016 Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, each 2016 Reporting Person may be deemed to beneficially own any Class A Common Stock that may be beneficially owned by the other 2016 Reporting Persons.

CUSIP No.: 291525400	13D/A	Page 5 of 8 Pages

Item 2. Identity and Background

Item 2 is hereby amended to add the following information for updating:

E Acquisition Corporation

(a)	E Acquisition Corporation

(b)	One Indiana Square Suite 3500 Indianapolis, IN 46204

(c)	EAC is an Indiana corporation whose current sole shareholder is Jeffrey H. Smulyan. EAC is filing with respect to the Class A Common Stock directly owned by it.

(d)	EAC, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	EAC, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in EAC being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the undersigned disclaims beneficial ownership of the Class A Common Stock and Class B Common Stock owned by the other undersigned party, and this filing shall not be construed as an admission that any of such party is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any of the Class A Common Stock or Class B Common Stock owned by another undersigned party.

Any disclosures herein with respect to persons other than the 2016 Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended and restated in its entirety by the following:

The shares of Common Stock beneficially owned by the 2016 Reporting Persons were acquired from the Issuer at the time of its formation, by devise or bequest, through open market and privately negotiated purchases using personal funds, or through their service as an officer or director of the Issuer.

Debt financing will be required for the 2016 Reporting Persons to consummate the proposed transaction, but closing of the proposed transaction will not be conditioned on the 2016 Reporting Persons obtaining financing. While such financing will not be a condition to consummation of the proposed transaction, one or more of the 2016 Reporting Persons may, in his or its sole discretion, elect to obtain third-party debt financing for some or all of the amounts payable by him or it in connection with the proposed transaction. EAC has obtained a committed acquisition facility from an affiliate of Falcon Investment Advisors, LLC.

CUSIP No.: 291525400	13D/A	Page 6 of 8 Pages

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety by the following:

On August 18, 2016, Jeffrey H. Smulyan delivered to the board of directors of the Issuer a letter (the “Proposal Letter”) setting forth a non-binding proposal by which EAC would acquire all the outstanding shares of the Class A Common Stock of the Issuer that are not owned by a 2016 Reporting Person at a cash purchase price of $4.10 per share.

A copy of the Proposal Letter is filed with this Amendment No. 22 as Exhibit 99.2, and the Proposal Letter is incorporated into this Item 4 by reference. The discussion in this Item 4 is qualified in its entirety by reference to the Proposal Letter.

If the proposed transaction is consummated no shareholder of the Issuer (other than 2016 Reporting Persons) would have an equity interest in the Issuer, and the Issuer’s shares would no longer be registered with the Securities and Exchange Commission.

The board of directors of the Issuer has formed a special committee (the “Special Committee”) to consider the terms and conditions of the proposed transaction and to recommend to the board of directors whether to approve it. The Special Committee is composed of independent and disinterested members of the board of directors who are not 2016 Reporting Persons.

The offer is subject to, among other things:

1. Negotiation and execution of mutually acceptable definitive financing and transaction documentation with customary representations, warranties, covenants and conditions;

2. Receipt of all necessary government regulatory and third-party contractual approvals for the proposed transaction, including any required approvals of the Federal Communications Commission and compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

3. Reasonably satisfactory completion of due diligence, other than business or operational due diligence, by the financing sources;

4. Receipt of certain amendments to the Issuer’s existing indebtedness; and

5. The absence of a material adverse change with respect to the Issuer.

Debt financing will be required for the 2016 Reporting Persons to consummate the proposed transaction, but closing of the proposed transaction will not be conditioned on the 2016 Reporting Persons obtaining financing.

The proposal will expire without any further action of any party on September 16, 2016.

The 2016 Reporting Persons are interested only in acquiring the publicly held shares of the Class A Common Stock, and do not intend to sell their stake in the Issuer or consider any strategic transaction involving the Issuer that would reduce their ownership stake in the Issuer. The 2016 Reporting Persons currently beneficially own shares of Class A Common Stock and Class B Common Stock representing approximately 52% of the total voting power of the Issuer’s Common Stock, with such shares representing approximately 13% of the total voting power in connection with a going private transaction in which Mr. Smulyan participates.

Except as described herein, the 2016 Reporting Persons have not formulated any plans, proposals or otherwise that related to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No.: 291525400	13D/A	Page 7 of 8 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety by the following:

According to its Form 10-Q filed with the Securities and Exchange Commission on July 7, 2016, as of July 1, 2016, the Issuer had 11,035,665 (as adjusted for a 1 for 4 reverse stock split implemented July 8, 2016) shares of its Class A Common Stock outstanding. The 2016 Reporting Persons have the following interests in the Class A Common Stock:

Mr. Jeffrey H. Smulyan

(a)	See page 2, nos. 11 and 13.
(b)	See page 2, nos. 7-10.
(c)	On August 1, 2016, Mr. Smulyan received 3,202 shares of Class A Common Stock, net of withholding taxes, from the Issuer pursuant to its exercise of a right under Mr. Smulyan’s employment agreement to pay a portion of his salary in shares of Class A Common Stock.
(d)	None.
(e)	Not Applicable.

E Acquisition Corporation

(a)	See page 3, nos. 11 and 13.
(b)	See page 3, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety by the following:

Other than (i) as described herein and (ii) equity compensation arrangements, there are no contracts, arrangements, understandings or relationships among the 2016 Reporting Persons, or between the 2016 Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented to add the following as exhibits hereto:

24.1	Powers of Attorney
99.1	Written Agreement Relating to the Filing of Joint 13D Statement – SEC Rule 13d-1(k).
99.2	Letter to the Board of Directors of Emmis Communications Corporation dated August 18, 2016

CUSIP No.: 291525400	13D/A	Page 8 of 8 Pages

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2016	/s/ Jeffrey H. Smulyan
Jeffrey H. Smulyan

E Acquisition Corporation

	By:	s/ Jeffrey H. Smulyan
Jeffrey H. Smulyan
President